Exhibit 99.1

Jianzhi Education Technology Group Company Limited Reports First Half 2022 Financial Results

BEIJING, December 22, 2022 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced its financial results for the first half of 2022.

●	Net revenues were RMB260.3 million ($38.8 million) for the first six months of 2022, compared to RMB276.4 million during the same period in 2021.

●	Gross profit was RMB40.0 million ($6.0 million) for the first six months of 2022, compared to RMB71.7 million during the same period in 2021.

●	Net loss for the first half 2022 was RMB2.9 million ($0.4 million) for the first six months of 2022, compared to net income of RMB43.8 million during the same period in 2021.

Yong Hu, CEO of the Company commented: “In the first half of 2022, our team worked relentlessly and managed to significantly scale up our business of IT related solution services via winning more projects as we continue to building our credentials in procurement and assembling of IT equipment. But our overall performance was affected by complying with local COVID-19 prevention and control policies that subjected some of our operations to on-and-off suspension, slowing down our topline growth. We dedicated and will continue to dedicate our efforts to ongoing innovations in the coming year, and focus on long-term value creation for the Company.

First Six Months of 2022 Financial Results

Net revenues

Net revenues decreased by 5.8% from RMB276.4 million for the first half of 2021 to RMB260.3 million (US$38.8) million for the first half of 2022. This decrease was primarily due to a decrease of RMB72.8 million, or 40.9% in net revenues from the provision of educational content services and other services, and partially offset by an increase of RMB56.7 million, or 57.6% in revenue generated from IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB72.8 million from RMB178.1 million for the first half of 2021 to RMB105.3 million (US$15.7 million) for the first half of 2022. The decrease was primarily due to combined effects of (i) a decrease in revenues from Light Class, because one of our VIE’s subsidiaries did not offer Light Class to mobile users through China United Network Communications Group Company Limited (“China Unicom”) or Wechat during the first half of 2022. The Company has resumed offering Light Class since August 2022, and (ii) a decrease of revenues from redemption of reward points by mobile users and from Fish Learning. The decrease was primarily because one of our major customers, Telefen, was subject to a three-month lockdown policy in Shanghai. Accordingly Telefen provided free online products including Fish Learning to public, leading to dramatic decrease in our revenues.

●	IT related solution services. Net revenue from IT related solution services increased by RMB56.7 million, or 57.6% from RMB98.4 million for the first half of 2021 to RMB155.0 million (US$23.1 million) for the first half of 2022, primarily attributable to net effects of (i) an increase in revenue from procurement and assembling of IT equipment as a result of increase in the number of procurement and assembling projects we completed in the first half of 2022, and higher contract value of the procurement and assembling projects we completed in the first half of 2022, against (ii) a decrease in revenue from design and development of customized IT system service, resulting from the fact that the Company placed more focus on the procurement and assembling of IT equipment projects with advanced cash from customers in 2021.

The following table sets forth the Company’s revenue by business segments for the years indicated:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
	(in millions)
Revenues:
Educational content service and other services
– Educational content service
– B2B2C	29.6	31.0	4.6
– B2C	141.7	71.8	10.7
– Other services	6.7	2.5	0.4
Subtotal	178.0	105.3	15.7
IT related solution services
– Design and development of customized IT system	34.9	28.4	4.2
– Procurement and assembling of equipment	63.4	125.8	18.8
– Technological support and maintenance	0.1	0.8	0.1
Subtotal	98.4	155.0	23.1
Total revenues	276.4	260.3	38.8

Cost of revenues

Cost of revenue increased by 7.6% from RMB204.8 million for the first half of 2021 to RMB220.4 million (US$32.9 million) for the first half of 2022. The increase of cost of revenues was mainly caused by increase of revenues from procurement and assembling of IT equipment, which bears lower gross margin as compared with educational content services.

Gross profit

Gross profit decreased from RMB71.7 million for the first half of 2021 to RMB40.0 million (US$6.0 million) for the first half of 2022. Gross profit margin decreased from 25.9% for the first half of 2021 to 15.4% for the first half of 2022. The decrease was mainly due to the fact that (i) the gross profits margin for IT related solution services decreased for the first half of 2022, which was primarily because we completed more procurement and assembling equipment projects, for which we incurred significant equipment purchasing cost, resulting in relatively lower gross profit margin; and (ii) for the first half of 2022, revenues from educational content services decreased, while we continued to purchase new educational content to enrich current user’s experience and attract more customers with our comprehensive educational content library leading to a decrease in gross margin.

Operating expenses

The total operating expenses increased from RMB23.1 million for the first half of 2021 to RMB41.7 million (US$6.2 million) for the first half of 2022.

●	Sales and Marketing Expenses: The sales and marketing expenses kept stable at RMB 4.1 million and RMB 4.1 million (US$0.6 million) for the first half of 2021 and 2022, respectively. This situation was mainly attribute to an increase in the service fee due to our continued efforts to further expand our user base in the first half 2022, partially net off against a decrease in payroll expenses because the Company cut 30% off on payroll expenses as affected by COVID-19 related measures, including quarantine and lockdown, reinstated by local government in the first half of 2022.

●	General and Administrative Expenses: The general and administrative expenses decreased from RMB11.7 million for the first half of 2021 to RMB9.1 million (US$1.4 million) for the first half of 2022. This decrease was primarily due to (i) a decrease in the professional service expenses as we incurred higher audit fees during our process of IPO for the first half of 2021, and (ii) a decrease in payroll and welfare expenses because the Company cut 30% off on payroll expenses as affected by COVID-19 related measures, including quarantine and lockdown, reinstated by local government in the first half of 2022.

●	Research and Development Expenses: The research and development expenses increased from RMB7.4 million for the first half of 2021 to RMB8.1 million (US$1.2 million) for the first half of 2022. This increase was mainly driven by an increase in the expenses incurred on outsourcing research and development projects.

●	Impairment of intangible assets and goodwill: Impairment of intangible assets and goodwill increased from RMB nil for the first half of 2021 to RMB 20.4 million (US$3.0 million). The increase was due to provision of the full impairment of RMB 12.7 million and RMB 7.7 million, respectively, against the customer relationship and goodwill acquired from the business combination with Guangzhou Xingzhiqiao Information Technology Co., Ltd. which generated RMB 0.1 million revenues from Light Class for the six months ended June 30, 2022.

Income Tax Expenses

The income tax expenses decreased from RMB8.1 million for the first half of 2021 to RMB2.6 million (US$0.4 million) for the first half of 2022. The changes in income tax expenses for the first half of 2022 was primarily due to a change from a taxable profit for the first half of 2021 to a taxable loss for the same period of 2022, and adjustment non-deductible impairment of goodwill for the first half of 2022.

Net income (loss)

As a result of the foregoing, net income decreased from RMB43.8 million for the first half of 2021 to net loss of RMB2.9 million ($0.4 million) for the first half of 2022.

Recent Development

On August 30, 2022, the Company closed its initial public offering of 5,000,000 American Depositary Shares (the “ADS”), representing 10,000,000 ordinary shares, at a public offering price of US$5.00 per ADS for the total gross proceeds of $25 million. The ADSs began trading on August 26, 2022 on the Nasdaq Stock Market under the ticker symbol “JZ”.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768559

+1 628 283 9214

Email: services@wealthfsllc.com

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	61,266,782	4,152,252	619,915
Notes receivable	-	5,000,000	746,480
Accounts receivable, net	104,775,266	53,577,350	7,998,888
Inventories	1,960,277	1,952,756	291,539
Deferred offering expenses	8,494,583	10,255,933	1,531,170
Due from a related party	2,473,750	842,920	125,845
Short-term prepayments	288,101,452	202,705,914	30,263,196
Short-term investments	11,430,000	4,080,000	609,128
Prepaid expenses and other current assets	5,123,221	7,831,392	1,169,196
Total current assets	483,625,331	290,398,517	43,355,357

Non-current assets:
Right-of-use assets, net	300,024	138,050	20,611
Deferred tax assets, net	388,321	1,017,221	151,867
Property and equipment, net	214,717	176,377	26,332
Educational contents, net	206,695,356	354,732,044	52,960,100
Intangible assets, net	17,187,208	2,032,293	303,413
Goodwill	7,712,011	-	-
Long-term prepayments	143,494,187	47,762,313	7,130,726
Total non-current assets	375,991,824	405,858,298	60,593,049
Total assets	859,617,155	696,256,815	103,948,406

Liabilities
Current liabilities:
Accounts payable	24,286,309	17,926,594	2,676,370
Contract liabilities	327,299,227	214,133,232	31,969,250
Salary and welfare payable	3,411,486	870,318	129,935
Income taxes payable	3,743,247	8,127,988	1,213,476
Value added tax (“VAT”) and other tax payable	2,669,408	-	-
Other payables	5,276,472	6,234,539	930,792
Lease liabilities, current	295,367	242,757	36,243
Amount due to related parties	71,707,642	31,833,132	4,752,561
Total current liabilities	438,689,158	279,368,560	41,708,627

Deferred tax liabilities	2,191,500	-	-
Total liabilities	440,880,658	279,368,560	41,708,627

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.0001 par value; 11,110,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022)*	45,984,876	45,984,876	6,865,361

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 100,000,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022)*	63,291	63,291	10,000
Additional paid-in capital	54,045,908	54,045,908	8,068,291
Statutory reserves	23,599,304	23,599,304	3,523,283
Retained earnings	280,983,836	276,149,094	41,227,973
Accumulated other comprehensive income	400,233	1,448,132	216,203
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity	359,092,572	355,305,729	53,045,750
Noncontrolling interests	13,659,049	15,597,650	2,328,668
Total shareholders’ equity	372,751,621	370,903,379	55,374,418
Total liabilities, mezzanine equity and shareholders’ equity	859,617,155	696,256,815	103,948,406

*	Retrospectively restated for effect of stock split.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Net revenues	276,453,921	260,353,542	38,869,760
Cost of revenues	(204,799,427)	(220,373,446)	(32,900,889)
Gross profit	71,654,494	39,980,096	5,968,871

Operating expenses:
Sales and marketing expenses	4,061,771	4,134,088	617,203
General and administrative expenses	11,681,849	9,093,274	1,357,590
Research and development expenses	7,361,472	8,118,990	1,212,133
Impairment of intangible assets	-	12,662,000	1,890,387
Impairment of goodwill	-	7,712,011	1,151,373
Total operating expenses	23,105,092	41,720,363	6,228,686
Income (loss) from operations	48,549,402	(1,740,267)	(259,815)

Other (expenses) income:
Investment income	105,415	589,424	87,999
Interest income (expenses), net	20,090	(523,388)	(78,140)
Other expenses	-	(7,997)	(1,194)
Government grants	3,207,090	1,430,551	213,576
Total other income (expenses), net	3,332,595	1,488,590	222,241

Income (loss) before income tax	51,881,997	(251,677)	(37,574)

Income tax expense	8,061,996	2,644,464	394,808
Net income (loss)	43,820,001	(2,896,141)	(432,382)
Net income attributable to noncontrolling interests	5,140,095	1,938,601	289,426
Net income (loss) attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	38,679,906	(4,834,742)	(721,808)

Net income (loss)	43,820,001	(2,896,141)	(432,382)
Other comprehensive income:
Foreign currency translation adjustments	59,146	1,047,899	156,447
Total comprehensive income (loss)	43,879,147	(1,848,242)	(275,935)
Net comprehensive income attributable to noncontrolling interests	5,140,095	1,938,601	289,426
Comprehensive income (loss) attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	38,739,052	(3,786,843)	(565,361)

Earnings (loss) per share
Basic and diluted*	0.35	(0.04)	(0.01)

Weighted average number of shares
Basic and diluted*	111,110,000	111,110,000	111,110,000

*	Retrospectively restated for effect of stock split